November 28, 2022

VIA E-MAIL

Karen M. Shupe
Kingsbarn Parallel Income Fund
8730 Stony Point Parkway, Suite 205
Richmond, VA 23235

Re:    Kingsbarn Parallel Income Fund
       File Nos. 333-268026, 811-23834

Dear Ms. Shupe:

        On October 27, 2022, you filed an initial registration statement on Form N-2 on behalf of
Kingsbarn Parallel Income Fund (the    Fund   ). Our comments are set forth
below. Where a
comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

General

1.      We note that portions of the filing, including the Fund   s financial
statements, are
incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

2. Please supplementally explain if you have received exemptive relief or submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement, including with respect to manager of managers relief.
3. Please tell us if you have presented any test the waters materials in connection with this offering. We may have additional comments based on your response.
4. Section 8(c) of the 1933 Act relates to post-effective amendments. Please remove the
check from the box next to    when declared effective pursuant to Section 8(c).

Prospectus

Cover Page

5.     Please revise the cover page to specify the anticipated timing of the
Fund   s initial
repurchase offer (which, under Rule 23c-3, must occur no later than two periodic intervals after
 Karen M. Shupe
November 28, 2022
Page 2


the effective date of the registration statement). Please also include a cross-reference to the
sections of the prospectus that discuss the risks relating to the Fund   s
repurchase policies. For
additional information, consider Guide 10 to Form N-2.

6.      Your investment objective    seeks to provide consistent cash
distributions while limiting
the risk of losses due to significant movements in longer-term U.S. Treasury
rates.    Please tie the
objective closer to the Fund   s name related to    income.    Later in your
document (e.g., under
Portfolio Hedge Construction on page 12) please explain, in clear language, how you intend to use interest rate swaps to limit the risk of losses due to significant movements in longer-term
U.S. Treasury rates. Revised disclosure should address the principal strategies or techniques to be employed, their costs and risks. Clarify that, while you are mitigating exposure to one potential risk, investors will continue to be exposed to risk of losses from other factors.

7. As a general matter, the cover page disclosure, particularly in the sections captioned
   Investment Process    uses unclear terms such as    risk cohorts,
portfolio hedge,       notional
amount,    and    aggregate net asset value exposure.    Please revise the
cover page using plain
English principles to enhance its readability. See Rule 421(d) under the Securities Act of 1933
(   Securities Act   ); Office of Investor Education, A Plain English Handbook:
How to create clear
SEC disclosure documents (August 1998) (   Plain English Handbook   ).

Leverage (page ii)

8.      We note the disclosure in the fee table regarding anticipated
borrowings in the Fund   s
first year of operations. Please briefly disclose the extent to which the Fund anticipates leveraging itself during the first year.

Prospectus

Principal Investments and Investment Strategies (page 1)

9.     Briefly explain the Fund   s strategy related to    derivative
instruments that are linked to, or
provide investment exposure to, interest rate swap agreements.

10.     On page 2, the disclosure states that    it is generally not expected
that the Fund will hold
more than 10% of its net assets in liquid investments.    Elsewhere, the
disclosure states that the
Fund expects to invest a substantial portion of its assets in publicly listed securities. To the extent these publicly listed securities are not expected to be liquid, please clarify.

Investment Process (page 2)

11.     The disclosure states that    the Adviser will have sole discretion to
make investments in
the Fund, but has delegated investment discretion for the portion of the Fund s investment portfolio that is allocated to direct investments in certain mortgage-related securities and reverse
 Karen M. Shupe
November 28, 2022
Page 3


repurchase agreements.    To the extent the Adviser has delegated discretion,
it would not appear
that it would continue to have    sole    discretion. Please reconcile.

12. In the second paragraph of this section, the discussion of the four quadrants of the
   matrix    is dense and difficult to understand. Consider using a diagram to explain this
disclosure.

Investment Adviser (page 3)

13. In the third paragraph of this section, the disclosure regarding the Incentive Fee is difficult to follow. Please revise the disclosure so that it clearly describes how the Incentive Fee
will work, including how the    Preferred Return,       catch up amount    and
  Loss Carryforward
will operate. Consider using examples, formulas, or diagrams as necessary to assist in the clarity of the disclosure.

Summary of Risks (page 4)

14. The first paragraph of this section is particularly dense, with long embedded lists. Use plain English principles, such as bullet points, to make the disclosure easier to read and revise accordingly.

Fund Expenses (page 5)

15. Where applicable, disclosure material assumptions behind estimated amounts in your footnotes.

Use of Proceeds (page 7)

16. Disclose how long it is expected to take to fully invest net proceeds in accordance with
the Fund   s investment objectives and policies, the reasons for any
anticipated lengthy delay in
investing the net proceeds, and the consequences of any delay. See Item 7.2 of Form N-2.

Investment Processes (page 10)

17.     With respect to    Proprietary Earnings Estimates,    the disclosure
states that    The goal of
developing these proprietary estimates is to identify companies that may beat or miss published analyst estimates as, generally, beating or missing these estimates may result in the market price
of an equity security increasing or decreasing.    It is not clear how this
process relates to the
Fund   s objective to    provide consistent cash distributions.    Please
explain the context of this
aspect of the Fund   s strategy.
 Karen M. Shupe
November 28, 2022
Page 4


Principal Risk Factors (page 13)

18. Use descriptive headings and subheadings. See Rule 421(b)(2) and the Plain English
Handbook.

19.    Under    Repurchase Offers, Limited Liquidity,    the disclosure states
that the Fund will
determine NAV for repurchases as many as 14 days after the Repurchase Request Deadline.
We acknowledge that this disclosure appears consistent with the language of Rule 23c-3.
However, the disclosure elsewhere indicates that NAV will be determined on a daily basis.
Please supplementally explain, with a view to improving the disclosure, why and under what circumstances the NAV for the purchase price will be determined at a date later than the
Repurchase Request Deadline.

Investment Strategy-Specific Investment-Strategy Risks (page 16)

20.     These risks appear to be the risks that will most significantly affect
the Fund   s
performance. Consider moving this section to a more prominent location within the risk factor section.

Fund Investment Securities (page 16)

21.     In the first sentence on page 17, the disclosure states    At the Fund
level, the primary risks
borne by portfolio companies that are managed by the Adviser are prepayment risk, spread risk,
liquidity risk, and credit risk.    Supplementally explain the extent to which
the Fund will be
investing in portfolio companies that are managed by the Adviser. In responding, please address how the Adviser will manage conflicts and make such investments in compliance with the
Investment Company Act.

22. Clarify how Contraction Risk is different from Prepayment Risk. To the extent it is the same risk, eliminate unnecessary repetition.

Capital, Liquidity and Funding Risk (page 20)

23.    Clarify what    a company   s ability to fund its assets    means.

Description of Capital Structure and Shares (page 33)

24. The disclosure under Shares indicates your shares will be freely transferable. Please reconcile to prior disclosures, including the Qualified Investor limitation, or revise.

Plan of Distribution (page 35)

25.     The disclosure under Purchasing Shares indicates    Investors may buy
and sell shares
Please remove or explain the references to investors selling shares from this section.
 Karen M. Shupe
November 28, 2022
Page 5



Statement of Additional Information

Fundamental Policies (page 3)

26. The disclosure states that the Fund will not concentrate in a particular industry or group
of industries other than MREITs and CREITs, but the Fund   s strategy
disclosure indicates it will
invest    a substantial portion of its assets in publicly listed equities of dividend-paying financial
services companies.    Supplementally confirm that investing in financial
services will not result
in concentration in any particular industry or group of industries or revise as appropriate.

Board of Trustees (page 13)

27. With respect to the Nominating and Corporate Governance Committee, provide: (1) a concise statement of the functions of the committee; and (2) state whether the committee will consider nominees recommended by security holders and, if so, describe the procedures to be followed by security holders in submitting recommendations. Do not merely rely on a cross-reference to an exhibit. See Item 18.5.b of Form N-2.

Tax Status (page 21)

28.    The disclosure discusses tax implications when a shareholder    redeems
  its securities.
However, it is our understanding that the securities are not redeemable, but may be repurchased by the Fund. Please clarify.

Part C: Other Information

Item 15. Financial Statements and Exhibits

29.    Please file the finalized exhibits once they are available.


                                              *   *   *

         Responses to this letter should be made in a letter to me filed on EDGAR. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved
 Karen M. Shupe
November 28, 2022
Page 6


all issues, the Fund and its underwriter must request acceleration of the effective date of the registration statement.

       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

       Should you have any questions regarding this letter, please feel free to contact me at
(202) 551-3250 or, with regard to accounting comments, Melissa McDonough at 617-513-9571.


Sincerely,

                                                                     /s/
Raymond A. Be


Raymond A. Be

Attorney-Adviser

cc:    Jay Williamson, Securities and Exchange Commission
       John H. Lively, Practus, LLP